SEC FILE NUMBER
                                                                    001-16499

                                                                   CUSIP NUMBER
                                                                    86768K106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

              For Period Ended: September 30, 2007
                                ------------------

              |_|   Transition Report on Form 10-K

              |_|   Transition Report on Form 20-F

              |_|   Transition Report on Form 11-K

              |_|   Transition Report on Form 10-Q

              |_|   Transition Report on Form N-SAR

              For the Transition Period Ended:________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Sunrise Senior Living, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

Address of Principal Executive Office (Street and Number)
7902 Westpark Drive
McLean, Virginia 22102
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Sunrise Senior Living, Inc. ("Sunrise" or the "Company") reported that it would restate its financial statements for the years ended December 31, 2003, 2004 and 2005. As updated in a press release issued on November 9, 2007, the cumulative impact of the restatement is currently expected to reduce net income for all periods impacted, including the years 1999 through 2005, by approximately $130 million, excluding the impact of the stock option adjustments described below. The increase from the range of $120 million to $125 million, previously disclosed on July 25, 2007, is due to a number of miscellaneous adjustments.

Approximately 40 percent of the $130 million estimated cumulative net income impact of the restatement adjustments (excluding stock option expense, described below) relates to periods prior to 2003 and, therefore, will be reflected as a reduction in the opening balance of retained earnings for 2003 in the Company's restated financial statements when filed. The Company continues to expect that the substantial majority of the cumulative impact reflected in this range will be recaptured during the three-year period 2006-2008. Over half of the cumulative net income impact of the real estate adjustments amount has already been recaptured for the period through September 30, 2007 due to expiration of guarantees, refinancings, sales of assets and recapitalizations, including certain of the transactions described in the press release issued by the Company on November 9, 2007.

Sunrise reiterated that the restatement does not affect Sunrise's cash flow, as cash was received several years earlier at the time of the original transaction, or the cumulative amount of profits and losses it generates from its partnerships or sales of real estate. The restatement, however, will impact the timing of when profits and losses are recognized.

In addition to the matters described above, as disclosed by the Company on July 25, 2007 and on September 28, 2007, the Company will record non-cash compensation expense related to a 1998 repricing for almost 300 employees and certain other stock option grants. The Company has now substantially quantified the amount of the non-cash compensation expense that it expects it will be required to record as part of its restatement with respect to the 1998 repricing and these other stock option grants, which amount totals approximately $42 million pre-tax, or approximately $26 million after tax, on a cumulative basis for all periods impacted. Approximately 80 percent of this estimated pre-tax expense relates to periods prior to 2003. The reduction to net income resulting from the expected adjustments to stock option expense is offset by an increase to contributed capital so there is no expected net impact to total stockholders' equity.

Sunrise is unable at this time to provide the precise impacts of the restatement because its restatement has not yet been finalized. As such, this information is not final or complete and remains subject to change, possibly materially.

In addition, as previously disclosed, the board of directors has appointed a special independent committee to review certain insider sales of Sunrise stock, the Company's historical practices related to stock option grants and the facts and circumstances relating to the historical accounting treatment of certain categories of transactions in the pending restatement of the Company's financial statements, and to make recommendations to the board regarding any necessary remedial measures, including those pertaining to internal controls and processes over financial reporting that it may determine to be warranted. The special independent committee has retained independent outside legal counsel to assist in its investigation. On September 28, 2007, the Company issued a press release providing a status report on the investigation by the special independent committee and providing updates on management's internal control review efforts and on legal proceedings. For additional information please refer to the Company's September 28, 2007 press release, a copy of which is filed as Exhibit
99.1 to a Form 8-K filed by the Company on October 1, 2007. As further described in the Company's September 28, 2007 press release, the investigation of the special independent committee is continuing.

Sunrise also previously disclosed that it has received comments from the Securities and Exchange Commission ("SEC") with respect to certain filings, including its Form 10-K, as originally filed for the year ended December 31, 2005. Sunrise has responded to these comments and as part of the comment process will submit preliminary recast 2005 financial information to the SEC for its review (which will include a summary of the items to be restated and their anticipated impact). Once the SEC's review of these materials is completed, Sunrise will prepare full financial statements, including footnotes and disclosures, for completion of Sunrise's restated 2005 Form 10-K. Such process could also result in material changes to the information presented herein. Adjustments for periods prior to 2003 will be reflected in the opening balance for retained earnings in 2003. The Company cannot currently predict when it will be able to file its amended 2005 Form 10-K with the SEC.

Sunrise expects to file its 2006 Form 10-Qs, its Form 10-Qs for the first three quarters of 2007 and its Form 10-K for the fiscal year ended December 31, 2006 as soon as possible following the filing of the restated 2005 Form 10-K. The Company similarly cannot currently predict when it will file its 2006 Form 10-K, Form 10-Qs for the first three quarters of 2006 or Form 10-Qs for the first three quarters of 2007, although these filings necessarily will occur subsequent to completion of an amended 2005 Form 10-K.

As previously disclosed, on May 25, 2007, the Company was advised by the staff of the SEC that the SEC has commenced a formal investigation. The Company has fully cooperated, and intends to continue to fully cooperate, with the SEC.

SEC 1344 (03-05)   Persons who are to respond to the collection of
                   information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                         (Attach extra Sheets if Needed)
                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Richard J. Nadeau             (703)                     273-7500
    -----------------------------    -----------            -----------------
               (Name)                (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  Yes |_| No |X|

    Form 10-Qs for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, Form 10-K for the year ended December 31, 2006 and Form 10-Qs for the quarters ended March 31, 2007 and June 30, 2007.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  Yes |X| No |_|

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Because the restatement process described under Part III above is not complete, Sunrise is unable to provide a reasonable estimate of either its third quarter 2007 or its third quarter 2006 results of operations. Accordingly, Sunrise cannot at this time estimate what significant changes will be reflected in its third quarter 2007 or its third quarter 2006 results of operations. In its press release issued on November 9, 2007 (a copy of which is filed as Exhibit 99.1 to a Form 8-K filed by the Company on the same date), the Company provided preliminary information on recapitalizations, asset sales and anticipated pre-tax charges, as set forth on Annex A hereto.

                           Sunrise Senior Living, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 13, 2007                    By      /s/ Richard J. Nadeau
                                                    ----------------------------
                                            Name:   Richard J. Nadeau
                                            Title:  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

                                    * * * * *

Statements in this notification that are not historical, including, among other things, as to the pending restatement of the Company's financial statements and filing of its restated 2005 Form 10-K, 2006 Form 10-Qs, 2006 Form 10-K and 2007 Form 10-Qs, any anticipated significant changes in results in operations in the third quarter of 2007 compared to the third quarter of 2006, identification of any additional matters requiring restatement, the length of time needed for the Company to complete the restatement, and for Ernst & Young LLP to complete their procedures for any reason, including the detection of new errors or adjustments, and the time required for the special independent committee to complete its investigation, and for the Company to clear comments with the SEC, may be deemed forward-looking statements within the meaning of the federal securities laws. Although Sunrise believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurances that its expectations will be realized. Sunrise's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, completion of the Company's restatement of its historical financial statements, identification of any additional matters requiring restatement, the length of time needed for Sunrise to complete the restatement and for Ernst & Young LLP to complete its procedures for any reason, including the detection of new errors or adjustments, the time required for the special independent committee to complete its investigation, including with respect to any necessary remedial measures, and for the Company to clear comments with the SEC, including with respect to any necessary remedial measures, the time required for the Company to prepare and file an amended 2005 Form 10-K and its Form 10-Qs for the first three quarters of 2006, its 2006 Form 10-K and its Form 10-Qs for the first three quarters of 2007, Ernst & Young's review of the quarterly financial statements and audit of the 2006 financial statements, the outcome of the SEC's investigation, the outcomes of pending putative class action and derivative litigation, the outcome of the lawsuit filed by the Company's former CFO, the outcome of the Trinity OIG investigation and qui tam proceeding, the outcome of the IRS audit of the Company's tax return for the tax year ended December 31, 2005 and employment tax returns, the outcome of the exploration of strategic alternatives, the delisting of the Company's stock from the NYSE in the event the does not file its 2006 Form 10-K prior to the expiration of its NYSE listing extension, the Company's ability to comply with the terms of the amendment of its bank credit facility or to obtain a further extension of the period for providing the lenders with required financial information, development and construction risks, acquisition risks, licensing risks, business conditions, competition, changes in interest rates, the Company's ability to manage its expenses, market factors that could affect the value of the Company's properties, the risks of downturns in general economic conditions, availability of financing for development and acquisitions and other risks detailed in the Company's annual report on Form 10-K filed with the SEC. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

                                                                         Annex A
                                                                         -------

Recapitalizations and Asset Sales

When the majority equity partner in one of Sunrise's ventures sells its equity interest to a third party, the venture frequently refinances its senior debt and distributes the net proceeds to the equity partners. All equity distributions are first recorded as a reduction of book equity, and distributions in excess of book equity are recorded as equity in earnings on our consolidated statement of income. Sunrise refers to these transactions as "recapitalizations." The Company had two significant recapitalizations during the nine months ended September 30, 2007 (19 communities) and three recapitalizations in 2006 (36 communities). These transactions resulted in cash distributions of more than $140 million.

Additionally, during the third quarter of 2007, a venture in which Sunrise has an equity interest sold 6 communities in the United Kingdom to another venture in which Sunrise has an equity interest. As a result of the sale, Sunrise received cash distributions of approximately $33 million.

Both the recapitalization and the asset sales described above are expected to result in material income. Because the Company's restatement has not been completed, the Company is unable at this time to determine the amounts of the income the Company expects to recognize as a result of these transactions.

Anticipated Pre-Tax Charges

Senior Living Condominium Developments
--------------------------------------

Sunrise began to develop senior living condominium projects in late 2005. In connection with the Company's first condominium venture, a luxury condominium development project with over 300 units, the Company agreed to be responsible for actual project costs in excess of budgeted project costs by more than $10 million (subject to certain limited exceptions). During the third quarter of 2007, the Company determined that a loss of approximately $26.5 million is expected due to this commitment. Of this amount, $6 million is expected to be recorded in the third quarter of 2007, $1 million is expected to be recorded in the first quarter of 2007, and $19.5 million is expected to be recorded in the fourth quarter of 2006.

No assurance can be given that additional pre-tax charges will not be required in subsequent periods. The Company plans to seek reimbursement for some of these overages; however, there can be no assurance that the Company will be reimbursed for any of these overages.

The Company has decided to discontinue development of four senior living condominium projects due to adverse economic conditions. The Company is currently evaluating other options for the projects, including sale of the land and development of other Sunrise products. As a result, through September 30, 2007 the Company expects to record pre-tax charges totaling approximately $21 million to write off capitalized development costs for these projects, of which approximately $14 million is expected to be recorded in the third quarter of 2007 and $7 million is expected to be recorded in the second quarter of 2007.

Acquired Venture
----------------

As previously disclosed, in the third quarter of 2005, Sunrise acquired a 20 percent interest in a venture and entered into management agreements for the 16 communities owned by the venture. In conjunction with this transaction, the Company guaranteed to fund shortfalls between actual net operating income and a specified level of net operating income up to $7 million per year through July 2010. The Company paid $12 million to the venture to enter into the management agreements, which was recorded as an intangible asset and is being amortized over the 30 year life of the management agreements. The $12 million was placed into a reserve account, and the first $12 million of shortfalls were to be funded from this reserve account. The Company has recently determined that shortfalls will exceed the amount held in the reserve account. As a result, the Company expects to record a pre-tax charge of $21 million. This adjustment is expected to be recorded as follows: $16.5 million in the third quarter of 2007, $2.5 million in the second quarter of 2007 and $2 million in the fourth quarter of 2006. The Company is continuing to receive management fees with respect to these communities.

Germany Venture
---------------

At September 30, 2007, Sunrise operated eight communities and was providing pre-opening management and professional services to one other community under construction in Germany. As part of the venture agreements for these communities, Sunrise provided operating deficit credit facilities to cover cash shortfalls until the communities reach stabilization. These communities have not performed as well as originally expected and funding is required to cover operating shortfalls. As of September 30, 2007, Sunrise had funded approximately $9 million under these credit facilities and projects to fund an additional $46 million through 2012, the date at which the Company estimates that no further funding will be required. The Company's current projections show that approximately $30 million of funding and interest will not be recovered from anticipated future cash flows from the communities. Accordingly, the Company expects to record a pre-tax charge of $30 million in the third quarter of 2007. No assurance can be given that additional pre-tax charges will not be required in subsequent periods.

Due to the pending restatement of its historical financial statements, the Company has not completed closing its books for any period subsequent to 2005. The anticipated pre-tax charge-off amounts described above are therefore preliminary and have not been reviewed or audited by Ernst & Young LLP. As such, this information is not final or complete and remains subject to change, possibly materially.

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